Health Systems Solutions, Inc.
405 Reo Street, Suite 300
Tampa, FL 33609

April 21, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Health Systems Solutions, Inc.
Registration Statement on Form SB-2 Filed January 31, 2007 File No. 333-140355

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Health Systems Solutions, Inc., a Nevada corporation (the “Company”), hereby requests the withdrawal of the above referenced Registration Statement.

The Registration Statement was originally filed on January 31, 2007 pursuant to the requirements of various Registration Rights Agreements among the Company and the selling shareholders listed in the Registration Statement (the “Selling Shareholders”). The Registration Statement was subsequently amended on May 11, 2007. Since May 11, 2007, the Company has undergone management changes and corporate strategy changes and the existing Registration Statement is no longer current. The Selling Shareholders have agreed to allow the Company until July 31, 2008 to file a new Registration Statement. As a result, on or before July 31, 2008, the Company intends to a file a new and updated Registration Statement.

The Company confirms that no securities have been or will be distributed or sold pursuant to the Registration Statement or the prospectus contained therein.

Should you have any questions, please contact the Company’s legal counsel, Linda C. Frazier, at (305) 530-4046.

Sincerely yours,

/s/ Michael G. Levine

Michael G. Levine
Executive Vice President
and Chief Financial Officer